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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             ON COMMAND CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    682160106
                                 (CUSIP Number)
                          Elizabeth M. Markowski, Esq.
                              Senior Vice President
                            Liberty Media Corporation
                             12300 Liberty Boulevard
                               Englewood, CO 80112
                                 (720) 875-5400
            (Name, Address and Telephone Number of Persons Authorized
                     to receive Notices and Communications)

                                November 1, 2002
             (Date of Event which Requires Filing of this Statement)
-------------------------------------------- -----------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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1.    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons
          LIBERTY MEDIA CORPORATION
          84-1288730

2.    Check the Appropriate Box if a Member of a Group
      (a)  [_]
      (b)  [X]

3.    SEC Use Only

4.    Source of Funds
      Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

6.    Citizenship or Place of Organization
      Delaware

   Number of Shares Beneficially Owned by Each Reporting Person With:

    7.   Sole Voting Power                              165 shares*
    8.   Shared Voting Power                            28,475,050 shares**
    9.   Sole Dispositive Power                         165 shares*
   10.   Shared Dispositive Power                       28,475,050 shares**
   11.   Aggregate Amount Beneficially Owned by Each    28,475,215 shares
         Reporting Person

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ].

13. Percent of Class Represented by Amount in Row (11) 71.2%. Assumes the exercise of currently exercisable Series A Warrants and Series B Warrants and the conversion of the Series D Preferred Stock. See Item 5.

14.   Type of Reporting Person (See Instructions)
      CO

--------
* Includes 40 shares of Common Stock which the Reporting Person would beneficially own upon the exercise of currently exercisable Series B Warrants.

**Includes (i)1,123,792 shares of Common Stock which the Reporting Persons would beneficially own upon the exercise of currently exercisable Series A Warrants and (ii) 7,947,018 shares of Common Stock, which the Reporting Persons would beneficially own upon the conversion of shares of Series D Preferred Stock. Pursuant to the terms of the Series D Preferred Stock, the shares of Series D Preferred Stock become convertible at the option of the holder into shares of Common Stock on December 31, 2002. Pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended, the Reporting Persons are deemed to beneficially own shares of Common Stock issuable upon the conversion of securities which become convertible within 60 days.

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1.         Names of Reporting Persons
           I.R.S. Identification Nos. of Above Persons
               LIBERTY SATELLITE & TECHNOLOGY, INC.
               84-1299995

2.         Check the Appropriate Box if a Member of a Group
           (a)  [_]
           (b)  [X]

3.         SEC Use Only

4.         Source of Funds
           Not Applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

6.         Citizenship or Place of Organization
           Delaware

     Number of Shares Beneficially Owned by Each Reporting Person With:

      7.   Sole Voting Power                             0 shares
      8.   Shared Voting Power                           28,475,050 shares*
      9.   Sole Dispositive Power                        0 shares
     10.   Shared Dispositive Power                      28,475,050 shares*
     11.   Aggregate Amount Beneficially Owned by Each   28,475,050 shares
           Reporting Person

12.        Check if the Aggregate Amount in Row (11) Excludes
           Certain Shares [  ].

13. Percent of Class Represented by Amount in Row (11) 71.2%. Assumes exercise of currently exercisable Series A Warrants and the conversion of the Series D Preferred Stock. See Item 5.

14.        Type of Reporting Person (See Instructions)
           CO

----------------
* Includes (i) 1,123,792 shares of Common Stock which the Reporting Persons would beneficially own upon the exercise of currently exercisable Series A Warrants and (ii) 7,947,018 shares of Common Stock, which the Reporting Persons would beneficially own upon the conversion of shares of Series D Preferred Stock. Pursuant to the terms of the Series D Preferred Stock, the shares of Series D Preferred Stock become convertible at the option of the holder into shares of Common Stock on December 31, 2002. Pursuant to Rule 13d-3(d)(1) of the Securities and Exchange Act of 1934, as amended, the Reporting Persons are deemed to beneficially own shares of Common Stock issuable upon the conversion of securities which become convertible within 60 days.


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                               Amendment No. 3 to

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                                       and

                      LIBERTY SATELLITE & TECHNOLOGY, INC.

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                  in respect of


                             ON COMMAND CORPORATION


         This amended statement on Schedule 13D/A (this "Amendment") amends the Statement on Schedule 13D originally filed by Liberty Media Corporation, a Delaware corporation ("Liberty") and Ascent Entertainment Group, Inc., a Delaware corporation and formerly an indirect, wholly owned subsidiary of Liberty ("Ascent"), with the Securities and Exchange Commission on April 7, 2000 (the "Original Statement"), as amended by Amendment No. 1 filed on February 26, 2002 ("Amendment No. 1") by Liberty and Amendment No. 2 filed on May 10, 2002 ("Amendment No. 2") by Liberty and Liberty Satellite & Technology, Inc., a Delaware corporation ("LSAT" and, together with Liberty, the "Reporting Persons"), and relates to the common stock, $0.01 par value per share (the "Common Stock"), of On Command Corporation, a Delaware corporation (the "Issuer"). The Original Statement, Amendment No. 1 and Amendment No. 2 are collectively referred to as the "Statement." Items 2, 5 and 7 of the Statement are hereby amended as set forth below. Capitalized terms not defined herein have the meanings given to such terms in the Statement.

         The Reporting Persons are filing this Amendment to (i) report the increase in the number of shares of Common Stock beneficially owned by the Reporting Persons resulting from the shares of Series D Preferred Stock becoming convertible, in accordance with the terms of the Series D Preferred Stock at the option of the holder, into shares of Common Stock on December 31, 2002, (ii) update certain information on Schedule 1 to the Statement and (iii) include the Joint Filing Agreement between the Reporting Persons as an exhibit to the Statement.

         Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2.              Identity and Background

           Item 2 of the Statement is amended and supplemented by adding the following information thereto:

                The Reporting Persons are Liberty Media Corporation and Liberty Satellite & Technology, Inc. Their principal business address is 12300 Liberty Boulevard, Englewood, Colorado 80112.


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                Schedule 1 attached to this Amendment contains the following information concerning each director, executive officer or controlling person of Liberty: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

                To the knowledge of Liberty, each of the persons named on
      Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen.

                During the last five years, neither Liberty nor any of the
      Schedule 1 Persons (to the knowledge of Liberty) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Liberty nor any of the
      Schedule 1 Persons (to the knowledge of Liberty) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                See Item 5.

ITEM 5.              Interest in Securities of the Issuer

           The information contained in each of the following paragraphs of Item 5 of the Statement is hereby amended and supplemented by adding the following information thereto:

                (a) As previously disclosed, the Reporting Persons are the owners of 60,000 shares of Series D Preferred Stock of the Issuer. Pursuant to the terms of the Certificate of Designation for the Series D Preferred Stock, the shares of Series D Preferred Stock are convertible on and after December 31, 2002, at the option of the holder, into shares of Common Stock. The current conversion rate is 132.4503 shares of Common Stock for each share of Series D Preferred Stock. At this conversion rate, the 60,000 shares of Series D Preferred Stock owned by the Reporting Persons are convertible into 7,947,018 shares of Common Stock.

                The Reporting Persons beneficially own, and may be deemed to share voting and dispositive power with respect to, 28,475,050 shares of Common Stock. Based on the 30,921,320 shares of Common Stock that were issued and outstanding as of August 1, 2002 (as disclosed in the Issuer's Form 10-Q filed on August 12, 2002), the 28,475,050 shares beneficially owned by the Reporting Persons represented on that date, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, 71.2% of the issued and outstanding shares of Common Stock. Of such 28,475,050 shares beneficially owned by the Reporting Persons (i) 19,404,240 of such shares consist of issued and outstanding shares of Common Stock, (ii) 1,123,792 of such shares consist of shares of Common Stock issuable upon the exercise of currently exercisable Series A Warrants, and (iii) 7,947,018 of such shares consist of shares of Common Stock issuable upon the conversion of 60,000 shares of Series D Preferred Stock, which become convertible at the option of the holder pursuant to the terms of the Series D Preferred Stock on and after December 31, 2002. Each Series A Warrant represents the right to acquire one share of Common Stock, and each share of Series D Preferred Stock currently represents the right to acquire 132.4503 shares of Common Stock.

                In addition, Liberty owns, and has sole voting and dispositive power with respect to 165 shares of Common Stock. Based on the 30,921,320 shares of Common Stock that were issued and outstanding as of August 1, 2002 (as disclosed in the Issuer's Form 10-Q filed on August 12, 2002), the 165 shares beneficially owned by Liberty represented on that date, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, less than 1% of the issued and outstanding shares of Common Stock. Of such 165 shares beneficially owned by Liberty (i) 125 of such shares consist of issued and outstanding shares of Common Stock, and (ii) 40 of such shares consist of shares of Common Stock issuable upon the exercise of currently exercisable Series B Warrants. Each Series B Warrant represents the right to acquire one share of Common Stock.


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                To the knowledge of Liberty, as of the date of this Amendment, none of the Schedule 1 Persons beneficially owns any shares of Common Stock except (i) Jerome H. Kern, who beneficially owns 1,350,000 shares of Common Stock (assuming the conversion of 13,500 shares of Series A Preferred Stock held by Mr. Kern), (ii) Paul A. Gould, who beneficially owns 25,800 shares of Common Stock (25,000 of which are issuable upon the exercise of options to acquire the same), (iii) Gary S. Howard, who beneficially owns 800 shares of Common Stock, and (iv) Elizabeth M. Markowski, who owns 25,000 shares of Common Stock (15,000 of which are restricted and subject to repurchase under certain circumstances).

                To the knowledge of LSAT, as of the date of this Amendment, none of the Schedule 2 Persons beneficially owns any shares of Common Stock except (i) Gary S. Howard, who beneficially owns 800 shares of Common Stock and (ii) William R. Fitzgerald, who beneficially owns 400 shares of Common Stock.

                (b) The Reporting Persons share the power to vote, or to direct the voting of, and to dispose of, or direct the disposition of, 28,475,050 shares of Common Stock beneficially owned by the Reporting Persons. Liberty beneficially owns 4,923,872 shares of Series A common stock, par value $1.00 per share (the "Series A Common Stock"), of LSAT and 36,028,982 shares of Series B common stock, par value $1.00 per share
      (the "Series B Common Stock"), of LSAT (assuming the conversion of shares of Series B preferred stock, par value $0.01 per share (the "Series B Preferred Stock"), of LSAT). Accordingly, Liberty beneficially owns approximately 44.4% of the 11,078,611 shares of Series A Common Stock outstanding and 98.8% of the 36,461,772 shares of Series B Common Stock outstanding (assuming conversion of the shares of Series B Preferred Stock). Generally, holders of shares of Series A Common Stock, Series B Common Stock and Series B Preferred Stock vote together as a single class on all matters presented to a vote of stockholders of LSAT. Each holder of Series A Common Stock, Series B Common Stock and Series B Preferred Stock is entitled to 1, 10 and 558 votes per share, respectively, on each matter submitted to a vote of the stockholders of LSAT. Accordingly, the voting securities owned by Liberty represent approximately 97.6% of the voting power of LSAT's outstanding capital stock.

                Liberty has the sole power to vote, or to direct the voting of, and to dispose of, or to direct the disposition of, 165 shares of Common Stock beneficially owned by Liberty.

                (c) Except as set forth or incorporated by reference herein, no Reporting Person or, to the best knowledge of each Reporting Person, any executive officer or director of such Reporting Person, has effected any transaction in the Common Stock during the past 60 days.

ITEM 7.              Material to be Filed as Exhibits

           The information contained in Item 7 of the Statement is hereby amended and supplemented by adding the following information thereto:

                The following document is filed as an exhibit to this Statement:

                7(j) Joint Filing Agreement, dated as of October 31, 2002, between Liberty Media Corporation and Liberty Satellite & Technology, Inc.

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                                   SIGNATURES

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  November 1, 2002
                                          LIBERTY MEDIA CORPORATION

                                          By:  /s/ Elizabeth M. Markowski
                                               -------------------------------
                                               Name:  Elizabeth M. Markowski
                                               Title: Senior Vice President

                                          LIBERTY SATELLITE & TECHNOLOGY, INC.

                                          By: /s/ Kenneth G. Carroll
                                             ----------------------------------
                                             Name:  Kenneth G. Carroll
                                             Title: Acting President




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Schedule 1 of the Statement is hereby amended to read in its entirety as follows:

                                   SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a citizen of Canada.



    NAME AND BUSINESS ADDRESS                PRINCIPAL OCCUPATION
    -------------------------                --------------------

    John C. Malone                           Chairman of the Board and Director of
                                             Liberty Media

    Robert R. Bennett                        President, Chief Executive Officer and
                                             Director of Liberty Media

    Donne F. Fisher                          Director of Liberty Media; President of Fisher
       Fisher Capital Partners, Ltd.         Capital Partners Ltd.
       9781 Meridian Blvd., #200
       Englewood, CO  80112

    Gary S. Howard                           Executive Vice President, Chief Operating
                                             Officer and Director of Liberty Media;
                                             Chairman of the Board and Director of
                                             Liberty Satellite & Technology, Inc.;
                                             Chairman of the Board and Director of On
                                             Command Corporation

    Paul A. Gould                            Director of Liberty Media; Managing Director
           Allen & Company Incorporated      of Allen & Company Incorporated and
           711 5th Avenue, 8th Floor         Director of On Command Corporation
           New York, NY 10022

    Jerome H. Kern                           Director of Liberty Media; Consultant, Kern
           Kern Consulting LLC               Consulting LLC
           4600 S. Syracuse Street
           Denver, CO 80237

    Kim Magness                              Director of Liberty Media

    David E. Rapley                          Director of Liberty Media

    Larry E. Romrell                         Director of Liberty Media

    David J.A. Flowers                       Senior Vice President and Treasurer of Liberty Media

    Elizabeth M. Markowski                   Senior Vice President of Liberty Media

    Albert E. Rosenthaler                    Senior Vice President of Liberty Media



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


    Christopher W. Shean                     Senior Vice President and Controller of
                                             Liberty Media

    Charles Y. Tanabe                        Senior Vice President, General Counsel and
                                             Secretary ofLiberty Media















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